BAKER & McKENZIE

Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

October 20, 2009

Shon C. Ramey
Tel: +1 713 427 5030
shon.c.ramey@bakernet.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Lily Dang

RE: Gold Reserve Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-31819

SUPPLEMENTAL RESPONSE LETTER

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the supplemental response of the Company to (i) the telephone conference call with Ms. Lily Dang of the U.S. Securities and Exchange Commission on October 16, 2009 (the "Telephone Conference") and (ii) the Company's previous response letter, dated October 5, 2009 (the "Response Letter") as a response to comments contained in the Staff's letter to Mr. Robert A. McGuinness, Chief Financial Officer, dated September 23, 2009 (the "SEC Comment Letter"), regarding the Company's Form 20-F filed March 31, 2009 (the "2008 Form 20-F"). For ease of reference, only those outstanding comments requiring clarification or supplemental disclosure as identified during the Telephone Conference have been repeated below with the supplemental response set forth underneath. It was the Company's understanding that the responses to original comments of the SEC that were previously addressed in the Response Letter and not identified during the Telephone Conference were acceptable to the Staff.

1. The first substantive item discussed during the Telephone Conference was the response to the Staff's first comment contained in the SEC Comment Letter. That comment is reproduced below:

Controls and Procedures, page 68

1. We note your statement that "the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and

chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company's revised response (indicated by showing additions as underlined text) is indicated immediately below and will be incorporated into the Company's next annual report:

Item 15. Controls and Procedures

a) An evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act as of the end of the period covered by this Annual Report.

Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that 1) information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management on a timely basis, including the chief executive officer and chief financial officer and 2) such information required to be disclosed by the Company is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

2. The second item discussed during the Telephone Conference was the substance of the disclosure regarding differences between Canadian and U.S. GAAP. In response the Company proposes the following changes to the body of Note 7 and the explanatory notes contained in Note 18 in its next interim and annual report, respectively, in order to more clearly identify the nature of the differences in the amounts capitalized under Canadian and U.S. GAAP, with additional language in Note 18 identified by showing additions as underlined text:

Note 18- Differences between Canadian and U.S. GAAP, page 92
Consolidated Summarized Statements of Operations, page 93

7. Property, plant and equipment:

	Cost	Accumulated Depreciation	Net
2008			
***			
Venezuela			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration and development costs	115,755,503		115,755,503
Machinery and equipment deposits	47,081,189		47,081,189
Buildings	756,282	(368,600)	387,682
Furniture and office equipment	602,476	(519,883)	82,593
Transportation equipment	636,187	(425,685)	210,502
Machinery and equipment	557,561	(323,999)	233,562
	176,641,533	(1,638,167)	175,003,366
***			
2007			
***			
Venezuela			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration and development costs	77,225,929		77,225,929
Machinery and equipment deposits	38,853,176		38,853,176
Buildings	751,791	(321,904)	429,887
Furniture and office equipment	592,777	(482,038)	110,739
Transportation equipment	688,829	(415,443)	273,386
Machinery and equipment	646,724	(318,199)	328,525
	130,011,561	(1,537,584)	128,473,977

***

18. Differences Between Canadian and U.S. GAAP:

***

C Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development costs

incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP. As of December 31, 2008, additional costs capitalized under Canadian GAAP of approximately $63.5 million consisted of $41 million of exploration costs which were expensed under US GAAP and $22.5 million of accretion and interest expense related to the convertible notes. (See "D" and "E" below)

D In 2007, the company issued $103,500,000 aggregate principal amount of convertible notes. As described in note 16, under Canadian GAAP these notes are allocated between their equity and debt component parts. The debt component is accreted to the face value of the notes with the resulting interest expense charged to mineral property costs. Under US GAAP, the notes are classified as a liability net of issuance costs and accreted to face value over the term ending on the first put date of the notes. As of December 31, 2008, an additional $20.8 million of accretion expense was capitalized for Canadian GAAP purposes over the amount capitalized for US GAAP.

E The Company capitalizes interest on its convertible notes on an interest avoidance basis. The amount capitalized during an accounting period is determined by applying an interest rate to the average amount of accumulated qualifying assets during the period. The Company's qualifying assets include its costs of developing mining properties and constructing new facilities. The amount capitalized under US GAAP differs from the amount capitalized under Canadian GAAP due to the difference in the amount of qualifying mineral property costs which have been accumulated under the two sets of accounting principles. (See "C" above) As of December 31, 2008, an additional $1.7 million of interest expense was capitalized for Canadian GAAP purposes over the amount capitalized for US GAAP.

***

* * *

In this Supplemental Response Letter the company was intending to be fully responsive to those issues identified during the Telephone Conference. After your review of the above responses, if there are additional items to discuss, I would appreciate it if you would please call me at (713) 427-5030. If you are not able to reach me, please ask for Jonathan B. Newton of my office. If this Supplemental Response Letter is responsive to those items discussed during the Telephone Conference, a letter indicating that this matter is resolved by the Staff would be appreciated.

Thank you for your attention to this matter.

Very truly yours,

/s/ Shon C. Ramey

Shon C. Ramey

cc: Mr. Robert A. McGuinness, Gold Reserve Inc.